UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUNNYSIDE BANCORP, INC.

(Name of Issuer)

KENNETH J. TORSOE

(Name of Person(s) Filing Statement)

COMMON STOCK

(Title of Class of Securities)

867475105

(CUSIP Number of Class of Securities)

Basel Rabie

219 South Main Street

New City, New York 10956

(845) 826-0140

brabie3@gmail.com.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jay L. Hack, Esq.

Gallet Dreyer & Berkey, LLP

845 Third Avenue

New York, NY 10022

(212) 935-3131

jlh@gdblaw.com

NA – Pre-commencement Communication Published
August 6, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $                                                                                                  Amount of Filing Fee: $0.00(a)

(a)	Preliminary communication only. No fee required in accordance with Rule 14d-100 Instruction D

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATION OF FILING

This Schedule TO is filed to reflect an offer to the Issuer to engage in a business combination involving the acquisition of 100% of the capital stock of the Issuer which is being publicly announced in the form of a press release being published today. A copy of the press release is included herewith as Exhibit A. Nothing contained in the press release or in this filing should be interpreted as a commitment to commence a tender offer and no tender offer may ever be commenced. Mr. Torsoe is making this filing in an abundance of caution.

All Items in Schedule TO are omitted in accordance with SEC Rule 14d-100 Instruction D.

EXHIBIT INDEX

A     Press Release published on August 6, 2021.